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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )

First Ottawa Bancshares, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
335876108 (CUSIP Number)
Erika L. Schmidt 701-705 LaSalle Street, Ottawa, Illinois 61350 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 15, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

        Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 335876108	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Erika L. Schmidt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES		(7)	SOLE VOTING POWER 57,293
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 0
PERSON WITH
		9	SOLE DISPOSITIVE POWER 57,293

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,293

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 335876108	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lura Enterprises, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES		(7)	SOLE VOTING POWER 54,793
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 0
PERSON WITH
		9	SOLE DISPOSITIVE POWER 54,793

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,793

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%

14	TYPE OF REPORTING PERSON OO

Page 4 of 6 Pages

        This statement of beneficial ownership on Schedule 13D has been prepared to report the Reporting Persons' current holdings of First Ottawa Bancshares, Inc.'s (the "Issuer") Common Stock.

Item 1.    Security and Issuer.

Common Stock, par value $1.00
First Ottawa Bancshares, Inc.
701-705 LaSalle Street
Ottawa, Illinois 61350

Item 2.    Identity and Background.

(a)	(i)	Erika L. Schmidt
	(ii)	Lura Enterprises, LLC
(b)	(i)	Erika L. Schmidt, c/o First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350
	(ii)	Lura Enterprises, LLC, c/o First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350
(c)	(i)	Bank director: First National Bank of Ottawa, 701-705 LaSalle Street, Ottawa, Illinois 61350
	(ii)	Not applicable
(d)	(i)	None
	(ii)	None
(e)	(i)	None
	(ii)	None
(f)	(i)	United States of America
	(ii)	Not applicable

Item 3.    Source and Amount of Funds or Other Consideration.

        Ms. Schmidt, or a member of her immediate family, has held the reported shares since the formation of the Issuer in 1999, in which Ms. Schmidt received the shares in consideration for the surrender of shares of the First National Bank of Ottawa, which she had held for approximately 11 years. In July, 2002, Ms. Schmidt formed Lura Enterprises, LLC, of which Ms. Schmidt is the managing member, and Ms. Schmidt transferred 54,793 shares to Lura Enterprises, LLC. Ms. Schmidt has sole investment and voting control over the reported shares held by Lura Enterprises, LLC.

Item 4.    Purpose of Transaction.

        The Reporting Persons hold the shares of Common Stock for regular investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock of the Issuer. Ms. Schmidt is currently a director of the Issuer and its subsidiary bank, and acts on plans and proposals in the ordinary course of business which are incidental to holding those positions. Except as described herein, the Reporting Persons currently have no other present plan or proposal which relates to or would result in:

        (a)    The acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 5 of 6 Pages

        (c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d)    Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e)    Any material change in the present capitalization or dividend policy of the Issuer;

        (f)    Any other material change in the Issuer's business or corporate structure;

        (g)    Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)    Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

        (a)    This Schedule 13D relates to 57,293 shares of Common Stock, or approximately 8.7% of the shares of Common Stock outstanding on November 8, 2002, as reported in the Issuer's Form 10-Q filed on November 13, 2002. Of these reported shares, Lura Enterprises, LLC holds 54,793 shares. Ms. Schmidt is the managing member of Lura Enterprises, LLC.

        (b)    Ms. Schmidt has sole voting and dispositive power with respect to 57,293 shares of Common Stock.

        (c)    In the past sixty days, the Reporting Person has not engaged in any transactions in the Common Stock.

        (d)    N/A

        (e)    N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None

Item 7.    Material to be Filed as Exhibits.

        None

Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2002 Date
/s/ ERIKA L. SCHMIDT Erika L. Schmidt
Lura Enterprises, LLC
By:	/s/ ERIKA L. SCHMIDT Erika L. Schmidt Managing Member

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE